# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: reAlpha Tech Corp., CIK 0001859199
CUSIP: 75607T204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6515 Longshore Loop, Suite 100, Dublin, Ohio (OH), 43017
Date of event which requires filing of this statement: 11/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001912606

## Reporting persons
- Alumni Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 736,028; sole dispositive power 0; shared dispositive power 736,028; aggregate amount beneficially owned 736,028 (9.99% of the class); the aggregate amount excludes certain shares
- Alumni Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 736,028; sole dispositive power 0; shared dispositive power 736,028; aggregate amount beneficially owned 736,028 (9.99% of the class); the aggregate amount excludes certain shares
- Ashkan Mapar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 736,028; sole dispositive power 0; shared dispositive power 736,028; aggregate amount beneficially owned 736,028 (9.99% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: reAlpha Tech Corp.
Address of issuer's principal executive offices: 6515 Longshore Loop, Suite 100 Dublin, OH 43017

## Item 2. Person Filing
Name of person filing:
This statement is filed by Alumni Capital LP (the "Fund"), Alumni Capital GP LLC (the "General Partner"), and Ashkan Mapar (the "Controlling Person"). The foregoing are collectively referred to herein as the "Reporting Persons".

The Fund holds, has the right to acquire, or has the obligation to acquire, securities of the Issuer. The General Partner serves as the general partner of the Fund. The Controlling person is the control person of the General Partner.
Address of principal business office or, if none, residence: The address for the principal business office of each of Alumni Capital LP, Alumni Capital GP LLC, and Ashkan Mapar is 601 Brickell Key Dr., Suite 700, Miami, FL 33131.
Citizenship: Alumni Capital LP is a Delaware limited partnership. Alumni Capital GP LLC is a Delaware limited liability company. Ashkan Mapar is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Alumni Capital LP - 736,028*
Alumni Capital GP LLC - 736,028*
Ashkan Mapar - 736,028*

*The shares of common stock (the "Shares") of reAlpha Tech Corp. (the "Issuer") reported herein represent Shares acquired by Alumni Capital LP (the "Fund") pursuant to a Securities Purchase Agreement dated November 3, 2026 between the Issuer and the Fund (the "SPA") and do not include certain pre-funded warrants to purchase shares delivered to the Fund in connection the SPA.

Under the SPA, the Fund acquired Shares in accordance with the respective terms and subject to the respective conditions and limitations contained therein. One such limitation is that the Fund shall not acquire any Shares under the SPA, which when aggregated with all other Shares then beneficially owned by the Fund, would result in the beneficial ownership by the Fund to exceed 9.99% of the Shares outstanding (the "Beneficial Ownership Limitation").

As such, the percent of class reported herein is giving effect to the Beneficial Ownership Limitation, and it is based upon the number of shares outstanding as of the closing of the offering referenced in the Issuer's Form S-1 filed with the SEC on October 22, 2026.

For the sake of clarity, the Fund currently owns 736,028 Shares as of the date of the filing. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Alumni Capital LP - 9.99%
Alumni Capital GP LLC - 9.99%
Ashkan Mapar - 9.99%
Sole power to vote or to direct the vote:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to vote or to direct the vote:
Alumni Capital LP - 736,028*
Alumni Capital GP LLC - 736,028*
Ashkan Mapar - 736,028*
Sole power to dispose or to direct the disposition:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to dispose or to direct the disposition:
Alumni Capital LP - 736,028*
Alumni Capital GP LLC - 736,028*
Ashkan Mapar - 736,028*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
A. Agreement of Joint Filing

## Signatures
- Alumni Capital LP: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (11/03/2026)
- Alumni Capital GP LLC: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (11/03/2026)
- Ashkan Mapar: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (11/03/2026)